UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Mid-Con Energy Partners, LP

(Name of Issuer)

Common Units, 0.0001 par value

(Title of Class of Securities)

59560V109

(CUSIP Number)

Charles L. McLawhorn, III

Contango Oil & Gas Company

717 Texas Avenue, Suite 2900

Houston, Texas 77002

(713) 236-7400

with a copy to:

Tull R. Florey and Hillary H. Holmes

Gibson, Dunn & Crutcher LLP

811 Main Street, Suite 3000

Houston, Texas 77002

(346) 718-6600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 25, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 701877102

1	Names of Reporting Persons Contango Oil & Gas Company
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,107,900 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,107,900 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 56.6% (3)
14	Type of Reporting Person (See Instructions) CO

(1)

Includes (x) 8,077,961 Common Units (as defined in Item 1 herein) of the Issuer (as defined in Item 1 herein) held by the Goff Capital Affiliated Entities (as defined in Item 3 herein) and (y) 29,939 Common Units held by Mr. Reynolds (as defined in Item 3 herein).

(2)

The Reporting Person (as defined in Item 2 herein) does not own any Common Units. However, because the Reporting Person is a party to the Voting Agreement (as defined in Item 3 herein) and was granted a proxy to vote the Goff Capital Affiliated Entities’ and Mr. Reynolds’ Common Units pursuant to such agreement, the Reporting Person may be deemed to have shared voting power to vote up to an aggregate of 8,107,900 Common Units with respect to the matters covered by the Voting Agreement. Neither the filing of this statement on Schedule 13D nor any of its contents shall be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the Common Units referred to herein. Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.

(3)

Calculation of percentage is based on 14,311,522 Common Units issued and outstanding as of October 25, 2020, as disclosed in the Merger Agreement (as defined in Item 3 herein), a copy of which is included as Exhibit A to this statement on Schedule 13D and is incorporated by reference herein.

Item 1.	Security and Issuer

This Schedule 13D relates to the common units representing limited partner interests (“Common Units”) , of Mid-Con Energy Partners, LP, a Delaware limited partnership (the “Issuer” or “Mid-Con”). The address of the principal executive offices of the Issuer is 2431 E. 61st Street, Suite 850, Tulsa, Oklahoma 74136.

Item 2.	Identity and Background

(a) This Schedule 13D is filed on behalf of Contango Oil & Gas Company, a Texas corporation (“Contango” or the “Reporting Person”).

(b) The principal business address of Contango is 717 Texas Avenue, Suite 2900, Houston, Texas 77002.

(c) The principal business of Contango is the acquisition, development, exploration and production of conventional and unconventional oil and natural gas properties in the shallow waters of the Gulf of Mexico and onshore Texas, Oklahoma, Louisiana and Wyoming.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of the Reporting Person is set forth on Schedule A, which is incorporated by reference herein.

(d)-(e) During the last five years, none of the Reporting Person or, to the knowledge of the Reporting Person, any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) As set forth in Schedule A hereto, each of the directors and executive officers of the Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

On October 25, 2020, Contango, Michael Merger Sub LLC, a Delaware limited liability company and a wholly-owned, direct subsidiary of Contango (“Merger Sub”), Mid-Con and Mid-Con Energy GP, LLC, a Delaware limited liability company and the general partner of Mid-Con (“Mid-Con GP”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Contango will acquire Mid-Con in exchange for shares of common stock, par value $0.04 per share, of Contango (the “Contango Common Stock”).

On October 25, 2020, concurrently with the execution of the Merger Agreement, Contango and Mid-Con entered into a voting and support agreement with Goff MCEP Holdings, LLC, Goff MCEP II, LP, John C. Goff 2010 Family, Goff Family Foundation, Goff Family Investments, LP, Goff REN Holdings, LLC, Goff REN Holdings II, LLC, and Goff Focused Energy Strategies, LP (collectively, the “Goff Capital Affiliated Entities”) and Fred N. Reynolds, member of the Board of Directors of the general partner of the Issuer (“Mr. Reynolds” and such agreement, the “Voting Agreement”).

The Common Units to which this Schedule 13D relates have not been purchased by the Reporting Person, and no funds were expended in consideration for the execution of either the Merger Agreement or the Voting Agreement.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction

(a)-(j)

Merger Agreement

Under the terms of, and subject to the conditions set forth in, the Merger Agreement, Mid-Con will merge with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving limited liability company in the Merger and a wholly-owned, direct subsidiary of Contango.

At the effective time of the Merger (the “Effective Time”), each Common Unit of the Issuer issued and outstanding immediately prior to the Effective Time (other than Common Units of the Issuer held in Mid-Con’s treasury or held by Mid-Con GP immediately prior to the Effective Time, which shall be canceled and extinguished without any conversion thereof, and no consideration shall be delivered in exchange therefor) will be converted automatically into the right to receive 1.7500 shares of Contango Common Stock. The general partner interest in Mid-Con shall be automatically cancelled and retired and shall cease to exist. Shares of Contango Common Stock issued in connection with the Merger will be listed on the NYSE American Stock Exchange.

The obligation of the parties to complete the Merger is subject to customary closing conditions, including, among others, (i) the receipt of the required approvals from Contango’s shareholders and Mid-Con’s unitholders, (ii) the absence of any law, order or injunction of a court or governmental entity of competent jurisdiction prohibiting the consummation of the Merger, (iii) the shares of Contango Common Stock issuable in connection with the Merger having been approved for listing on the NYSE American Stock Exchange, subject to official notice of issuance, (iv) Contango’s registration statement on Form S-4 having been declared effective by the U.S. Securities and Exchange Commission under the Securities Act of 1933, (v) the accuracy of the representations and warranties contained in the Merger Agreement (subject to certain qualifications), (vi) the performance by the parties of their respective obligations under the Merger Agreement in all material respects and (vii) the absence of a material adverse effect with respect to the parties.

The foregoing summary of the Merger Agreement does not purport to be a complete description of the terms and conditions of such agreement, and such description is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference. The foregoing summary of the Merger Agreement has been included to provide investors and security holders with information regarding the terms of the Merger Agreement and is not intended to provide any other factual information about the Issuer, the Reporting Person or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of the Merger Agreement and as of dates specified therein. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Issuer, the Reporting Person or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Issuer’s or the Reporting Person’s public disclosures.

Voting Agreement

As an inducement to Contango entering into the Merger Agreement, on October 25, 2020, the Goff Capital Affiliated Entities, which beneficially own 8,077,961 Common Units, and Mr. Reynolds, who beneficially owns 29,939 Common Units, entered into the Voting Agreement, pursuant to which the Goff Capital Affiliated Entities and Mr. Reynolds have agreed to vote their Common Units in favor of the matters to be submitted to Mid-Con’s unitholders in connection with the Merger, subject to the terms and conditions set forth in the Voting Agreement. The Voting Agreement contains a transfer restrictions providing that the Goff Capital Affiliated Entities and Mr. Reynolds may not, without Contango’s prior written consent, subject to limited exceptions, offer, sell, transfer or otherwise dispose of any Common Units currently owned as of the date of the Voting Agreement or thereafter acquired by the Goff Capital Affiliated Entities or Mr. Reynolds until the earlier to occur of (i) the consummation of the Merger in accordance with the terms and conditions of the Merger Agreement and (ii) termination of the Merger Agreement in accordance with its terms.

The foregoing summary of the Voting Agreement does not purport to be a complete description of the terms and conditions of such agreement, and such description is qualified in its entirety by reference to the full texts of the Voting Agreement, a copy of which is attached hereto as Exhibits B, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) and (b). The response of the Reporting Person to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein.

As of the date hereof, the Reporting Person does not own any Common Units. However, as a result of the Voting Agreement, the Reporting Person may be deemed to have shared voting power with respect to up to an aggregate of 8,107,900 Common Units, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 8,107,900 Common Units. The aggregate number of Common Units covered by the Voting Agreement represents approximately 56.6% of the outstanding Common Units based on 14,311,522 Common Units issued and outstanding as of October 25, 2020, as disclosed in the Merger Agreement, a copy of which is attached hereto as Exhibit A and incorporated by reference herein.

As of the date hereof, the following persons listed on Schedule A hereto beneficially own Common Units: John C. Goff beneficially owns 8,077,961 Common Units of the Issuer.

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Common Units. Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.

To the Reporting Person’s knowledge, except with respect to the Common Units owned by Mr. Goff, no other persons listed in Schedule A hereto beneficially own any Common Units.

(c). Except as set forth in this Schedule 13D with reference to the Merger Agreement and the Voting Agreement, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in Common Units during the past 60 days.

(d). The Reporting Person has no right to receive dividends from, or the proceeds from the sale of, any Common Units subject to the Voting Agreement. The Reporting Person will have no pecuniary interest in any Common Units unless and until the transactions contemplated by the Merger Agreement are consummated

(e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 6.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Agreement and Plan of Merger, dated as of October 25, 2020, by and among Contango Oil & Gas Company, Michael Merger Sub LLC, Mid-Con Energy Partners, LP, and Mid-Con Energy GP, LLC (incorporated herein by reference from Exhibit 2.1 to Contango’s Form 8-K filed with the Securities and Exchange Commission on October 26, 2020).

Exhibit B	Voting and Support Agreement, dated as of October 25, 2020, by and among Mid-Con Energy Partners, LP, Contango Oil & Gas Company, Goff MCEP Holdings, LLC, Goff MCEP II, LP, John C. Goff 2010 Family, Goff Family Foundation, Goff Family Investments, LP, Goff REN Holdings, LLC, Goff REN Holdings II, LLC, Goff Focused Energy Strategies, LP and Fred N. Reynolds (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Contango Oil & Gas Company with the SEC on October 26, 2020) (incorporated herein by reference from Exhibit 10.2 to Contango’s Form 8-K filed with the Securities and Exchange Commission on October 26, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2020

CONTANGO OIL & GAS COMPANY

By:	/s/ E. Joseph Grady
Name:	E. Joseph Grady
Senior Vice President and Chief Financial and Accounting Officer

SCHEDULE A

DIRECTORS OF REPORTING PERSON

The name, title, present principal occupation or employment of each of the directors and executive officers of Contango Oil & Gas Company (“Contango”) are set forth below. Each non-management director’s business address is c/o Contango Oil & Gas Company, 717 Texas Avenue, Suite 2900, Houston, Texas 77002, and each executive officer’s business address is 717 Texas Avenue, Suite 2900, Houston, Texas 77002. All of the individuals listed below are citizens of the United States

Directors:

Name	Position at Contango	Present Principal Occupation or Employment
John C. Goff	Non-Executive Chairman	Chairman of Crescent Real Estate
Wilkie S. Colyer, Jr.	Chief Executive Officer and Director	Chief Executive Officer of Contango Oil & Gas Company
B.A. Berilgen	Director	Retired Managing Director, Head of Upstream Business, at Castleton Commodities International, LLC
Lon McCain	Director	Retired Chief Financial Officer and Executive Vice President of Ellora Energy, Inc.
Joseph J. Romano	Director	Retired Chief Executive Officer of Contango

Executive Officers (Who Are Not Directors):

Name	Present Principal Occupation or Employment
Wilkie S. Colyer, Jr.	Chief Executive Officer at Contango
Farley Dakan	President at Contango
E. Joseph Grady	Senior Vice President and Chief Financial Officer at Contango
Chad Roller	Senior Vice President and Chief Operating Officer at Contango
Charles L. McLawhorn, III	Senior Vice President and General Counsel at Contango
Michael J. Autin	Vice President of Operations at Contango